Exhibit (a)(13)


AHOLD EXTENDS TENDER OFFER FOR GIANT FOOD INC.

PROGRESS IN DISCUSSIONS WITH U.S. REGULATORS

Zaandam, The Netherlands, August 14, 1998 - Royal Ahold, the international food retailer, announced today that it has extended its tender offer for all outstanding Class A Non-Voting Stock (approximately 59.9 million shares) of Giant Food Inc. at a price of USD 43.50 per share until 5 p.m., New York City time, on September 11, 1998.

The offer, launched on May 19, 1998, was due to expire on August 14, 1998 but now has been extended to await approval of the acquisition by U.S. regulatory authorities. Based upon information provided by The Bank of New York as depositary for the offer, as of the close of business on August 13, 1998, approximately 49.1 million shares (82%) of the outstanding Class A Non-Voting Stock of Giant Food Inc. have now been tendered and not withdrawn.

PROGRESS IN ACQUISITION REVIEW
Ahold is currently in active discussions with the staff of the Federal Trade Commission ("FTC") and other regulatory authorities regarding the terms and conditions for the required antitrust approvals for the acquisition of Giant Food Inc.

While the number of stores required to be divested and the conditions for divestiture have not been agreed with the staff of the FTC, Ahold expects the number of stores required to be divested to be approximately ten. The conditions for FTC staff approval include the acceptance of the buyers of such stores by the FTC. The impact of any such divestiture is not expected to have a material adverse effect on Ahold. Ahold is currently in the process of identifying potential buyers.

Although no definitive agreements have been reached with buyers, and any agreement is subject to approval by the FTC, Ahold expects that it will have agreement with the staff of the FTC within the coming weeks.

Ahold is optimistic that after agreement with the staff of the FTC is reached, approval by the full Commission would be forthcoming.

Ahold Public Relations, tel:  075-659.57.20
Ahold Investor Relations, tel:  075-659.56.48